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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 9
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              ALBEMARLE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                   012653 10 1
                                   -----------
                                 (CUSIP NUMBER)

                                Bruce C. Gottwald
                             330 South Fourth Stret
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
                           --------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza - East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                  July 12, 2002
                                  -------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].

                               Page 1 of 4 Pages

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
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CUSIP NO. 012653 10 1                                         13D                 Page 2 of 4 Pages
------------------------------------------------                                  ---------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  Bruce C. Gottwald
-------------------------------------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)   [ ]
   2                                                                                     (b)   [X]
-------------------------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4              PF
-------------------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5     TO ITEM 2(d) or 2(e)                                                                  [ ]
-------------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6              USA
-------------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                  486,962

         SHARES         -----------------------------------------------------------------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY                228,207

        OWNED BY        -----------------------------------------------------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
          EACH                    486,962

       REPORTING        -----------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH                 228,207
-------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   715,169
-------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                [ ]
-------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.7%
-------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------------------------------------------------------
                                              *SEE INSTRUCTIONS BEFORE FILLING OUT*

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* This Amendment No. 9 amends and supplements the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, as previously amended, with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). Amendment No. 7 began to report the holdings of the Common Stock of the Issuer by Bruce C. Gottwald only, with Floyd
D. Gottwald, Jr. filing a separate report.

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Since the filing of Amendment No. 8, Bruce C. Gottwald has not purchased additional shares of Common Stock.

Item 4.           Purpose of Transaction.

                  As reflected in Item 5 below, this amendment is being filed to reflect that Bruce C. Gottwald no longer holds more than 5% of the Issuer's Common Stock.

Item 5.           Interest in Securities of the Issuer.

                  (a) 715,169 shares of Common Stock of the Issuer are owned beneficially by Bruce C. Gottwald, constituting 1.7% of such shares outstanding.1/

                  (b)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote -
                                 486,962

                           (ii)  shared power to vote or to direct the vote -
                                  228,207 2/ 3/

                           (iii) sole power to dispose of or to direct the
                                 disposition of - 486,962

                           (iv) shared power to dispose of or to direct the disposition of- 228,207 2/ 3/

                     1/ The filing of this statement on Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the shares described in Items 5(b)(ii) and (iv).

                     2/ This amount includes 181,377 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and Bruce C. Gottwald serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

                               Page 3 of 4 Pages

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                     3/    This amount does not include shares owned by the
                           adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of Ethyl Corporation ("Ethyl") for its employees. Shares held under the savings plan are voted by the Trustee in accordance with instructions solicited from employees participating in the plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because Bruce C. Gottwald is Chairman of the Board and among the largest shareholders of Ethyl, he may be deemed to be a control person of Ethyl.

               (c) In the past 60 days, Bruce C. Gottwald has not purchased or sold any shares of Common Stock of the Issuer.

               (d) Bruce C. Gottwald ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on March 29, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               1.  None.

Item 7.        Material to be Filed as Exhibits.

               1.    None.


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 16, 2002                                          /s/ Bruce C. Gottwald
                                                       -----------------------
                                                            Bruce C. Gottwald

                               Page 4 of 4 Pages